UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 392,734,162
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 392,734,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,734,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Eleventh Amendment (as defined below) are calculated based on 1,012,185,767 issued and outstanding ArcelorMittal Shares (as defined below) as of March 31, 2020, as published on the website of ArcelorMittal and 80,906,149 shares issued in the offering.
These figures reflect beneficial ownership of ArcelorMittal Shares following the expected acquisition by Lumen Investments S.à r.l. from ArcelorMittal of 10,787,486 ArcelorMittal Shares expected to be delivered on or about May 14, 2020.

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,575
	8	SHARED VOTING POWER 392,734,162
	9	SOLE DISPOSITIVE POWER 305,575
	10	SHARED DISPOSITIVE POWER 392,734,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,039,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,500
	8	SHARED VOTING POWER 392,734,162
	9	SOLE DISPOSITIVE POWER 25,500
	10	SHARED DISPOSITIVE POWER 392,734,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,759,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 392,734,162
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 392,734,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,734,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 329,075,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 329,075,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,075,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,658,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,658,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,658,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 11 (the “Eleventh Amendment”) to Schedule 13D amends and supplements Amendment No. 10 to Schedule 13D, filed April 12, 2016, Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Eleventh Amendment have the meanings ascribed to such terms in the Statement.

 Item 2. Identity and Background.

Schedules A, B, C and D of the Statement are hereby amended and restated by Schedules A, B, C and D, respectively, of this Eleventh Amendment.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The acquisition of 10,787,486 ArcelorMittal Shares by Lumen (more fully described in Item 4), for an aggregate purchase price of $9.27, is being financed from cash on hand and with funds raised from parent company equity contributions.

On July, 26 2017 and on July 31, 2018, 32,189 and 76,450 ArcelorMittal Shares, respectively, vested to the benefit of Mr. Mittal pursuant to the Company’s Group Management Board Performance Share Unit Plan. On such dates, 21,173 and 50,292 ArcelorMittal Shares, respectively, vested to the benefit of Aditya Mittal pursuant to the Company’s Group Management Board Performance Share Unit Plan. No consideration was paid to the Company by Mr. Mittal or Aditya Mittal upon such vesting or otherwise.

Other than as set forth above, to the knowledge of the Reporting Persons, no material acquisition of beneficial ownership of ArcelorMittal Shares has been made by any of the persons named in Item 2 since the filing of the Tenth Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The first three disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

On May 11, 2020, ArcelorMittal conducted an underwritten offering of 80,906,149 ArcelorMittal Shares for an aggregate offering price of $9.27 (such share offering, the “Share Offering”) and 5.50% Mandatorily Convertible Subordinated Notes due 2023 in an aggregate principal amount of $1,250,000,000 (such notes, the “Convertible Notes”). On that date, Lumen agreed to acquire 10,787,486 ArcelorMittal Shares pursuant to the Share Offering and $100,000,000 in principal amount of the Convertible Notes (the “Acquired Convertible Notes”). The offering of the ArcelorMittal Shares is expected to close on May 14, 2020 and that of the Convertible Notes is expected to close on or about May 18, 2020, in each case subject to the satisfaction of the closing conditions set forth in the underwriting agreement dated May 11, 2020 (more fully described in Item 6 below). The Acquired Convertible Notes may, after July 28, 2020, be convertible by their terms into ArcelorMittal Shares, as more fully described in Item 6.

In connection with an extraordinary shareholders’ meeting of ArcelorMittal where a resolution is put before the shareholders to approve a share capital increase, the purpose of which is to permit ArcelorMittal to issue ArcelorMittal Shares in order to fulfill its obligations under the Convertible Notes, Lumen and Nuavam intend to vote in favor of such a resolution.

The description of the Convertible Notes set forth in Item 6 of this Eleventh Amendment is incorporated by reference herein.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5(a)-(c) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 329,075,814 ArcelorMittal Shares, representing 30.1% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 63,658,348 ArcelorMittal Shares, representing 5.8% of the ArcelorMittal Shares outstanding.

Grandel is the indirect owner of 392,734,162 ArcelorMittal Shares, representing 35.9% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 392,734,162 ArcelorMittal Shares, representing 35.9% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 2 above.

Mr. Mittal is the direct owner of 286,742 ArcelorMittal Shares and holds options to acquire an additional 18,833 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 393,039,737 ArcelorMittal Shares in total, representing 36.0% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 293,773 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 49,431 may vest in 2021, 154,409 may vest in 2022 and 89,933 may vest in 2023. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs.

Mrs. Mittal is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 392,759,662 ArcelorMittal Shares in total, representing 35.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal Shares and holds options to acquire an additional 15,067 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 256,957 PSUs of which 40,653 may vest in 2021, 133,720 may vest in 2022 and 82,584 may vest in 2023. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 8,500, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 1,021,903,623 ArcelorMittal Shares issued as of March 31, 2020, as published on the website of ArcelorMittal, of which 9,717,856 were held by the Company as treasury stock and 80,906,149 shares issued in the offering, resulting in a balance of 1,093,091,916 ArcelorMittal Shares outstanding as of May 14, 2020.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 329,075,814 ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 329,075,814 ArcelorMittal Shares, representing 30.1% of the ArcelorMittal Shares outstanding. In addition, Lumen also holds the Acquired Convertible Notes. As conversion of the Acquired Convertible Notes is not permitted to occur within 60 days Lumen does not beneficially own ArcelorMittal Shares by virtue of its ownership of the Acquired Convertible Notes.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Nuavam. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares, representing 5.8% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. Accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares, representing 35.9% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares, representing 35.9% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 286,742 ArcelorMittal Shares that he owns directly. Mr. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 18,833 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, these represent less than 0.1% of the ArcelorMittal Shares outstanding. Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares beneficially owned by him, representing 35.9% of the ArcelorMittal Shares outstanding. See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares beneficially owned by her, representing 35.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 120,413 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 15,067 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 8,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

(c) Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Lock-Up Agreement” in its entirety and replacing it with the following:

Convertible Notes

On May 18, 2023 (the “Maturity Date”), unless previously converted or purchased and canceled, the Convertible Notes will be mandatorily converted into between 2.29521 ArcelorMittal Shares and 2.69687 ArcelorMittal Shares for each $25 principal amount of Convertible Notes, subject to adjustments set forth in the preliminary prospectus supplement prepared by ArcelorMittal in connection with the offering of the Convertible Notes. The maximum conversion price for the Convertible Notes will initially be $10.89 per ArcelorMittal Share and the minimum conversion price will initially be $9.27 per ArcelorMittal Share (as further described in the terms and conditions of the Convertible Notes). The Convertible Notes will be subject to an initial non-conversion period prior to July 28, 2020 (the “Initial Non-Conversion Period”). If a shareholder resolution approving sufficient authorized capital for the issuance of the maximum number of ArcelorMittal Shares deliverable upon conversion of the Convertible Notes is not passed by July 28, 2020, ArcelorMittal may elect to redeem the Convertible Notes at the greater of (i) 102% of the principal amount of the Convertible Notes, together with accrued interest; and (ii) 102% of the Fair Note Value (as defined in, and subject to, the terms and conditions of the Convertible Notes) of the Convertible Notes, together with accrued interest. Following the Initial Non-Conversion Period to, and including, the 25th trading day prior to the Maturity Date, a holder may elect to convert its Convertible Notes, in whole or in part, at the maximum conversion price set forth above. During the conversion period for the Convertible Notes, ArcelorMittal may elect to cause the conversion of the Convertible Notes in whole but not in part, at the minimum conversion price set forth above, together with a cash make-whole payment and a cash payment in respect of accrued and unpaid interest. Certain other events give rise either to either a mandatory conversion of the Convertible Notes or a right for a holder to convert the Convertible Notes at conversion prices different than those set forth above.

The foregoing summary of the terms and conditions of the Convertible Notes is qualified by reference to the full text of the description of the notes set forth in the preliminary prospectus supplement and pricing term sheet prepared by ArcelorMittal in connection with the offering of the Convertible Notes, copies of which are included as Exhibits 7 and 8 to this Statement and which are incorporated herein by reference.

Lock-Up Agreement

As discussed in Item 4 above, on May 11, 2020, ArcelorMittal entered into an underwriting agreement in connection with the Convertible Notes and the Share Offering. The underwriting agreement provided as a closing condition that Lumen and Nuavam each execute a lock-up agreement (the “Lock-up Letter”) whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any ArcelorMittal Shares, the Acquired Convertible Notes or other securities exchangeable for or convertible into ArcelorMittal Shares owned by them for a period of at least 180 days from May 11, 2020, subject to certain limited exceptions or the prior written consent of the representatives of the underwriters.

The foregoing summary of the terms of the Lock-up Letter is qualified in its entirety by reference to the full text of the Lock-Up Letter, a copy of which is included as Exhibits 9 to this Statement and which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010
5****	Articles of Association of Grandel Limited
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7******	Preliminary Prospectus Supplement of ArcelorMittal, dated May 11, 2020
8*******	Free Writing Prospectus with Final Pricing Term Sheet of ArcelorMittal, dated May 11, 2020
9	Lock-up Letter of Nuavam Investments S.à r.l. and Lumen Investments S.à r.l., dated May 11, 2020 (filed herewith)

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.
******	Incorporated by reference to the SEC filing pursuant to Securities Act Rule 424(b)(2) by the Company on May 11, 2020.
*******	Previously filed as a free writing prospectus with the Commission on May 12, 2020.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 13, 2020

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

By:	/s/ Peter Stent
Name:	Peter Stent
Title:	Senior Manager – Authorised Signatory

By:	/s/ James Dingle
Name:	James Dingle
Title:	Senior Manager – Authorised Signatory

GRANDEL LIMITED

By:	/s/ Michael Castiel
Name:	Michael Castiel
Title:	Director

By:	/s/ Matthew Torres
Name:	Matthew Torres
Title:	Director

Lumen Investments S.à r.l.

By:	/s/ François-Xavier Goossens
Name:	François-Xavier Goossens
Title:	Manager A

By:	/s/ Akiza Aramazani
Name:	Akiza Aramazani
Title:	Manager A

NUAVAM INVESTMENTS S.À R.L.

By:	/s/ François-Xavier Goossens
Name:	François-Xavier Goossens
Title:	Manager A

By:	/s/ Akiza Aramazani
Name:	Akiza Aramazani
Title:	Manager A

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEE (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Christopher David Allen	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / Regional head of GPB, EMEA	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Alan Nicol Beattie	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / Global head of PWS	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Suzanne Fox	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / CEO CI & IOM	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Anthony Richard Hingley	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Managing Director / PWS Country head	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Thomas Lindsay Slattery	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / Non-executive chairman	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING GRANDEL LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Cheam Directors Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Group Limited, Madison Building, Midtown, Gibraltar	Gibraltar
Stawell Services Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Group Limited, Madison Building, Midtown, Gibraltar	Gibraltar
Stawell Investments Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Group Limited, Madison Building, Midtown, Gibraltar	Gibraltar
Michael Castiel	57/63 Line Wall Road, Gibraltar	Lawyer (Partner)	Hassans, International Law Firm, Madison Building, Midtown, Gibraltar	British
Matthew Torres	57/63 Line Wall Road, Gibraltar	Lawyer	Hassans, International Law Firm, Madison Building, Midtown, Gibraltar	British

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING LUMEN INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Douwe TERPSTRA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Executive Director, Business Center	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Netherlands
Georges SCHEUER	6, Rue Eugene Ruppert, L- 2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Director	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Akiza ARAMAZANI	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Accounting	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Jean-Francois JOCHUM	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Corporate & Legal	Intertrust (Luxembourg) S.A., Trust Services 66, Rue Eugene Ruppert, L- 2453 Luxembourg	France
Aditya MITTAL	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	President and Chief Financial Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg Luxembourg	India
Vanisha MITTAL BHATIA	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING NUAVAM INVESTMENTS S.À R.L

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Douwe TERPSTRA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Executive Director, Business Center	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Netherlands
Georges SCHEUER	6, Rue Eugene Ruppert, L- 2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Director	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Akiza ARAMAZANI	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Accounting	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Jean-Francois JOCHUM	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Corporate & Legal	Intertrust (Luxembourg) S.A., Trust Services 66, Rue Eugene Ruppert, L- 2453 Luxembourg	France
Aditya MITTAL	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	President and Chief Financial Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India
Vanisha MITTAL BHATIA	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India